# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASA Gold & Precious Metals Ltd, CIK 0001230869
CUSIP: G3156P103
Title of class of securities: Closed End Fund
Address of issuer's principal executive offices: APEX FUND SERVICES, THREE CANAL PLAZA, PORTLAND, Maine (ME), 04101
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001207017-25-000025
Filed by CIK 0001207017

## Reporting persons
- Lazard Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,849,523; shared voting power 0; sole dispositive power 2,376,377; shared dispositive power 0; aggregate amount beneficially owned 2,376,377 (12.56% of the class)

## Item 1. Issuer
Name of issuer: ASA Gold & Precious Metals Ltd
Address of issuer's principal executive offices: APEX FUND SERVICES THREE CANAL PLAZA PORTLAND ME 04101

## Item 2. Person Filing
Name of person filing: Lazard Asset Management LLC
Address of principal business office or, if none, residence: 30 Rockefeller Plaza New York NY 10112
Citizenship: Delaware Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2376377
Percent of class: 12.56
Sole power to vote or to direct the vote: 1849523
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2376377
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lazard Asset Management LLC: Nargis Hilal, Chief Compliance Officer and Counsel (05/15/2025)